

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2020

Yitschak Barabi
Financial Manager
G WILLI FOOD INTERNATIONAL LTD
4 Nahal Harif St. Northern Industrial Zone
Yavne 81106, Israel

> **Re: G WILLI FOOD INTERNATIONAL LTD**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed March 27, 2019**
> **Response Dated December 23, 2019**
> **File No. 0-29256**

Dear Mr. Barabi:

We have reviewed your December 23, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2019 letter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 19. Exhibits, page 90

1. We note that your Form 20-F is incorporated by reference in Form S-8 filed October 14, 2014. As such, please provide the consents of your independent registered public accounting firms or tell us why consents are not required. Refer to Item 19 of Form 20-F.

Please contact Adam Phippen at (202) 551-3336 or Jim Allegretto at (202) 551-3849 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services